NT 10-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 001-13776

                           NOTIFICATION OF LATE FILING

(Check One):      |X| Form 10-K      |_| Form 11-K    |_| Form 20-F
                  |_| Form 10-Q      |_| Form N-SAR

      For Period Ended: September 30, 2000

|_| Transition Report on Form 10-K     |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

      For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     GreenMan Technologies, Inc.

Former name if applicable

Address of principal executive office (Street and number)
   7 Kimball Lane, Building A

City, State and Zip Code  Lynnfield, MA 01940

                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule
        12-b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why the Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

      GreenMan Technologies, Inc. (the "Company") is unable to meet its filing date for the Form 10-K for the year ended September 30, 2000 without unreasonable effort or expense. The Company has requested further advice from its accountants, legal counsel and unrelated third parties regarding certain matters which impact the Company's Form 10-K and financial disclosure to be included therein. As such, the Company is requesting an extension on this Form 12b-25. The Company intends to file the Form 10-K within the time period specified by Rule 12b-25 of the Securities Exchange Act of 1934, as amended

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

   Charles E. Coppa             781                         224-2411
      (Name)                (Area Code)                (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                          |X|  Yes     |X|  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          |X|  Yes     |_|  No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates that, its revenues from continuing operations will be approximately $18.1 million for the year ended September 30, 2000 as compared with revenues from continuing operations of $16.3 million for the year ended September 30, 1999. The Company also anticipates that its loss from continuing operations will be approximately $735,000 for the year ended September 30, 2000 as compared with a loss from continuing operations of $3.5 million for the year ended September 30, 1999, and that its loss from discontinued operations will be approximately $94,000 for the year ended September 30, 2000 as compared with a loss from discontinued operations of approximately $1.2 million for the year ended September 30, 1999. Lastly, the Company currently anticipates that it will have a net loss of approximately $830,000 for the year ended September 30, 2000 as compared with the net loss of $4.7 million for the year ended September 30, 1999.

                           GreenMan Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2000              By: /s/ Charles E. Coppa
                                     Charles E. Coppa

            Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to file a timely report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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